    WORLD MONITOR TRUST--
    SERIES A
    MONTHLY REPORT/
    JUNE 25, 1999

WORLD MONITOR TRUST--SERIES A
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from May 29, 1999 to June 25, 1999 for World Monitor Trust--Series A (the 'Trust'). The net asset value of an interest as of June 25, 1999 was $96.55, a decrease of 3.46% from the May 28, 1999 value of $100.01. The 1999 calendar year-to-date return for the Trust was a decrease of 1.79%. Additionally, the return for the quarterly period from March 27, 1999 to June 25, 1999 was a decrease of 5.02%.

Quarterly Market Overview

In the United States, as economic indicators strengthened and the Federal Reserve Bank announced they would raise interest rates, the U.S. dollar rose against most major currencies, especially European which were also spurred by deteriorating confidence in the Euro. Throughout the second quarter, several issues weighted on world markets including significant price declines in global long-term interest bonds, the U.S. Federal Reserve's tightening of monetary policy and an increased supply of corporate debt. Furthermore, as the U.S. economy generated strength, investors feared possible inflation. U.S. bond prices fell, followed by European bonds which were depressed by rumors regarding Italy's retreat from the European Economic Union. Global stock markets recorded gains over the quarter, supported by solid corporate earnings and improved economies (especially Asian). In the commodity markets, the energy sector rallied as OPEC announced production cuts and lower inventories in oil and gasoline. A consistent tone prevailed in the agricultural and soft commodity markets as favorable seasonal growing conditions continued to weigh on prices.

Quarterly Trust Performance

The Trust incurred losses in the metal sector due to short positions in silver, copper, and aluminum. Base metals rallied sharply following announcements that two major companies would significantly cut copper output. If carried out, the estimated production cuts would almost eliminate the estimated global copper supply surplus. Silver experienced extreme volatility throughout the second quarter, and failed to recognize a trend. Additionally, aluminum rallied in the beginning of April. However, this bullish market gave back almost 50% of its March-April profits during the first week in May.

In the index sector, trading in the London Stock Market index resulted in losses. Global stock markets rallied throughout the quarter supported by strengthening economies around the world. Consequently, the Trust's short positions recorded losses.

The currency sector experienced losses for the Trust led by positions in the Singapore dollar, Japanese yen, and Australian dollar. The Singapore dollar experienced increased volatility throughout the quarter, failing to materialize a trend. In Japan, as the economy improved, officials feared a premature strengthening of the yen may inhibit growth, thus causing the Bank of Japan to intervene by selling yen. Influenced by Asia's economic recovery, the Australian dollar began to increase in value; however, as gold prices fell to a record low, commodity based currencies such as the Australian dollar tumbled as well.

Profits were recorded in the energy sector, mitigating Trust losses. Upward price movement across oil complex futures contracts was supported by OPEC production cutbacks and low quarterly inventories for gas and oil products.

The estimated net asset value per interest as of July 29, 1999 was $90.24. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------------
For the period from May 29, 1999 to June 25, 1999
Revenues:
Realized gain on commodity
  transactions............................   $ 404,044
Change in unrealized commodity
  positions...............................    (906,829)
Interest income...........................      61,252
                                             ---------
                                              (441,533)
                                             ---------
Expenses:
Commissions...............................      94,502
Management fee............................      24,352
                                             ---------
                                               118,854
                                             ---------
Net loss..................................   $(560,387)
                                             ---------
                                             ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from May 29, 1999 to June 25, 1999

                                                  Per
                                     Total      Interest
                                  -----------   --------
Net asset value at beginning of
  period (157,216.645
  interests)....................  $15,723,514   $ 100.01
Additional contributions........      867,300
Net loss........................     (560,387)
Redemptions.....................     (891,956)
                                  -----------
Net asset value at end of
  period (156,791.184
  interests)....................  $15,138,471      96.55
                                  -----------   --------
                                  -----------
Change in net asset
  value per interest.........................   $  (3.46)
                                                --------
                                                --------
Percentage change............................      (3.46)%
                                                --------
                                                --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series A is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 ---------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer